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                       UNITED STATES                    hours per response..2.50
            SECURITIES AND EXCHANGE COMMISSION          ------------------------
                                                            SEC FILE NUMBER
                  Washington, D.C. 20549                ------------------------
                                                             CUSIP NUMBER
                                                        ------------------------
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):      [ ] Form 10-K     [ ] Form 20-F     [ ] 11-K
                  [X] Form 10-Q     [ ] Form N-SAR    [ ] Form N-CSR

      For Period Ended: June 30, 2005

      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR
      For the Transition Period Ended:  ________________________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


IMCOR Pharmaceutical Co.
--------------------------------------------------------------------------------
Full Name of Registrant


Former Name if Applicable
--------------------------------------------------------------------------------


4660 La Jolla Village Drive, Suite 540
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


San Diego, California 92122
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



      [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant does not have a sufficient in-house accounting staff to provide the information for the referenced 10-QSB for the quarter ending June 30, 2005 without unreasonable effort or expense by the filing deadline.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Jack DeFranco                    858                   410-5671
      -------------               ------------          ------------------
         (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                              [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                [X] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During the three month period ended June 30, 2005, the Registrant's board of directors concluded that substantial additional capital resources required to fund its ongoing operation would not be forthcoming, and the Registrant adopted a restructuring plan that resulted in cessation of substantially all operations, including significant employee layoffs, sale of excess equipment, suspension of manufacturing and clinical activities, cessation of current selling activities, vacating its premises, and the sale of certain of its technology.

      As a result, the Registrant anticipates that its operating results for the quarter ended June 30, 2005 will significantly change from the corresponding period in 2004.

      The following are the principal cost reductions in research and development expenses from the corresponding period in 2004 (all amounts are approximate):

      o     Personnel - $314,000.
      o     Patent costs - $100,000.
      o     Supplies - $48,000.

      Personnel, patent and supplies all decreased primarily due to the Registrant's efforts to cut expenses.

      The following are the principal cost reductions in selling, general and administrative expenses from the corresponding period in 2004 (all amounts are approximate):

      o     Personnel -- $29,000.
      o     Contract consultants -- $449,000.
      o     Legal and accounting -- $325,000.
      o     Facilities costs -- $43,000.
      o     Depreciation and amortization -- $320,000.

      Contract consultant charges decreased dramatically due to the restructuring plan commenced in the second quarter. Legal and accounting expense decreased primarily due to decreased legal fees associated with litigation. Depreciation and amortization costs decreased as the Registrant terminated the recording of depreciation after April 2005, at which time the Registrant took equipment out of use and prepared it for a public auction conducted in June 2005.

      In addition, the Registrant anticipates it will report a non-cash impairment loss of approximately $3.8 million for the quarter ended June 30, 2005 as a result of the write down of its leasehold improvements, equipment and technology license to their estimated fair values.

                            IMCOR Pharmaceutical Co.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 2005                 By  /s/ Jack DeFranco
                                          ------------------------------------
                                          Jack DeFranco, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                     CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).